EXHIBIT 10.154

                           NuOasis International Inc.
                         43 Elizabeth Avenue, Box N-8680
                                 Nassau, Bahamas
                Telephone:(809) 356-2903 Facsimile:(809) 326-8434

                                January 27, 1997



Mr. Gabriel Tabarani
CLEOPATRA PALACE LIMITED
c/o Flat 2, Chartwell House
80 Wimbledon Parkside
London SW19 5LN
ENGLAND

     RE: Amendment to Letter Agreement dated October 7, 1996 by and between NuOasis International Inc. and Cleopatra Palace Limited (the "Letter Agreement")

Dear Gaby:

I have learned that Grand Hotel Kransnopolsky NV ("GHK") is unable to go forward with the proposed joint venture under the terms of an "Advisory Agreement", as we had planned, rather than their proposed Hotel Management Agreement. For this reason I believe the joint venture with GHK will not likely materialize.

Since the purchase of the 70% interest in the former subsidiaries of Cleopatra Palace Limited ("CPL") in Tunisia was designed solely to accommodate GHK and comply with their suggested joint venture structure, there is no need now to strip away these subsidiaries from CPL.

If acceptable to you we would like to restructure the transaction set out in the Letter Agreement. When countersigned by you in the space provided below this letter (the "Amendment") will serve to amend and modify the terms, consideration and effect of the Letter Agreement as follows:

1.       Note B in the amount of $2 million shall be canceled.

2. Note A in the amount of $11.5 million shall be satisfied by 2,700,000 shares of The Hartcourt Companies Inc.

3. CPL will take such action necessary to (a) redeem certain of its shares, (b) issue additional shares, or (c) a combination of (a) and
         (b), so as to give NuOasis 70% equity in CPL.

4. CPL will, by February 15, 1997, establish its own cash collateral for use by Banque Francaise D'Orient ("BFO") and cause the deposit and current accounts of NuOI at BFO to be released as collateral for the $300,000 loan by BFO to CPL in 1996.

                                                       [NUOINTL\CORR:CPLAMEND]-3

Mr. Gabriel Tabarani
January 27, 1997
Page 2

5. CPL will execute a Casino Management Agreement with NuOI in respect to the Tunisian casinos in form and substance generally used in the United States. Our proposed agreement is enclosed.

6. CPL will execute such additional instruments and take such action as may be reasonably requested to carry out the intent and purposes of this Amendment.

7. This Amendment shall be constructed under and governed by the laws of the Commonwealth of the Bahamas, notwithstanding any conflict-of-law provision to the contrary.

8. The persons executing this Amendment on behalf of CPL are duly authorized to do so. Further, CPL and NuOasis each represent, through the executors, that each has taken all action required by law or otherwise to properly and legally execute and carry out the terms of this Amendment.

9. This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. If a party signs this Amendment and then transmits an electronic facsimile of the signature page to the other party, the party who receives the transmission may rely upon the electronic facsimile as a signed original of this Amendment.

NuOasis International Inc.

By:  /s/  Fred G. Luke
     -----------------------------
Name:     Fred G. Luke

ACCEPTED AND AGREED TO
 THIS 7th DAY OF OCTOBER 1997

Cleopatra Palace Limited

By:  /s/  Gabriel Tabarani
     -----------------------------
Name:     Gabriel Tabarani